

Mail Stop 4628

April 22, 2016

Via Facsimile
Patricia A. Little
Chief Financial Officer
The Hershey Company
100 Crystal A Drive
Hershey, PA 17033

> **Re: The Hershey Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-00183**

Dear Ms. Little:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Non-GAAP Information, page 18

1.   We note that certain of your non-GAAP measures exclude non-service related pension expense (income) and your explanation of the components of this adjustment as described on page 21. Please revise your explanation to provide quantitative context for the actual and expected asset returns by indicating this adjustment removes the impact of actual returns on assets and therefore, the resulting non-GAAP financial measures reflect an estimated return on assets. Specifically, your revised disclosure should state the amount and percentage of expected return on plan assets reflected in the non-GAAP financial measures.

Segment Results, page 29

International and Other, page 30

2.   We note you describe the performance of your markets in Mexico and Brazil in terms of constant currency. For example, your disclosure on page 31 states that "on a constant currency basis, net sales in 2015 in these countries increased by approximately 6% and 3%, respectively, versus 2014."   We note similar disclosures related to net sales in India. Please tell us how you considered providing the information described in the answer to Question 104.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Notes to Consolidated Financial Statements

Note 11. Segment Information, page 86

3.   We note from your disclosure on page 2 that your principal confectionery offerings include chocolate and non-chocolate confectionery products; gum and mint refreshment products; pantry items, such as baking ingredients, toppings and beverages; and snack items such as spreads, meat snacks, bars and snack bites and mixes. Please tell us how you considered providing disclosure pursuant to FASB ASC 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources